July 13, 2010

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-3628

Attention:	Larry Spirgel, Assistant Director
Kathleen Krebs, Special Counsel
Scott Hodgdon, Attorney-Advisor

	Re:	RealD Inc.
Registration Statement on Form S-1
Filed on April 9, 2010, as amended May 10, 2010, May 26, 2010, June 28, 2010 and July 13, 2010
File No. 333-165988
Acceleration Request

Ladies and Gentlemen:

As Representative of the several Underwriters of the proposed public offering of up to 10,750,000 shares of common stock of RealD Inc. (the “Company”), we hereby join the Company’s request to accelerate the date of the above-referenced Registration Statement, as then amended, effective as of 3:00 p.m., New York City time, on Thursday, July 15, 2010, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s  Preliminary Prospectus, dated July 13, 2010, through the date hereof:  3,949 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

J.P. MORGAN SECURITIES INC.

As Representative of the several Underwriters

By: J.P. MORGAN SECURITIES INC.

By: /s/ Richard A. Sesny
Name: Richard A. Sesny
Title: Vice President